EXHIBIT 99.1

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of April 20, 2012, is entered into between the undersigned stockholder (“Stockholder”) of Accelr8 Technology Corporation, a Colorado corporation (the “Company”), and Abeja Ventures, LLC, a Delaware limited liability company (“Investor”).

WHEREAS, the Company and Investor intend to enter into a Securities Purchase Agreement (the “Purchase Agreement”), providing for, among other things, the purchase by Investor of up to 14,000,000 shares of common stock of the Company (“Company Common Stock”) and warrants to purchase additional shares of Company Common Stock pursuant to the terms and conditions of the Purchase Agreement (the “Investment”);

WHEREAS, a condition to closing the Investment is the amendment of the Company’s existing Articles of Incorporation to (i) increase the number of authorized shares of Company Common Stock and (ii) reflect such other amendments as may be necessary to consummate the Investment (the “Charter Amendment”); and

WHEREAS, in order to induce Investor to enter into the Purchase Agreement and consummate the Investment, Stockholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of Company Common Stock beneficially owned by Stockholder as described on the signature page hereto (the “Shares”).

NOW, THEREFORE, the parties hereto agree as follows:

1.             Incorporation of Recitals. The recitals to this Agreement, as set forth above, constitute an integral part of this Agreement and are incorporated herein by reference.

2.	Representations of Stockholder. Stockholder represents and warrants to Investor that:

(a)                Stockholder owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all of the Shares free and clear of all liens and encumbrances, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder is a party relating to the pledge, disposition or voting of any of the Shares.

(b)               Stockholder does not beneficially own any shares of Company Common Stock other than (i) the Shares and (ii) any options, warrants or other rights to acquire any additional shares of Company Common Stock or any security exercisable for or convertible into shares of Company Common Stock, set forth on the signature page of this Agreement (“Options”).

(c)                Stockholder has full power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Stockholder’s obligations hereunder (including the proxy described in Section 3(a) below)). This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms. No consent of Stockholder’s spouse is necessary under any “community property” or other laws in order for Stockholder to enter into and perform its obligations under this Agreement.

3.	Agreement to Vote Shares; Irrevocable Proxy.

(a)                Stockholder agrees during the term of this Agreement to vote the Shares (whether at a meeting of stockholders or via written consent in lieu thereof), and to cause any holder of record of Shares to vote such Shares (whether at a meeting of stockholders or via written consent in lieu thereof): (i) in favor of the Investment, the Purchase Agreement, the Charter Amendment and such other reasonable and related matters put before the Company’s stockholders; (ii) against (1) any Takeover Proposal (as defined below), (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement or of Stockholder under this Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to adversely affect the timely consummation of the Investment or the fulfilment of Investor’s or the Company’s conditions under the Purchase Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Articles of Incorporation or Bylaws). For purposes of this Agreement, “Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any person (other than the Company and its subsidiaries) relating to any (v) direct or indirect acquisition of assets of the Company or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to fifteen percent (15%) or more of the fair market value of the Company’s consolidated assets or to which fifteen percent (15%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (w) direct or indirect acquisition of fifteen percent (15%) or more of the voting equity interests of the Company, (x) tender offer or exchange offer that if consummated would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the voting equity interests of the Company, (y) merger, consolidation, other business combination or similar transaction involving the Company or any of its subsidiaries, pursuant to which such person would own fifteen percent (15%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (z) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

(b)               Stockholder hereby appoints Investor and any designee of Investor, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Shares in accordance with Section 3. This proxy and power of attorney is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Stockholder with respect to the Shares. The power of attorney granted by Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

4.                  No Voting Trusts or Other Arrangement. Stockholder will not, and will not permit any entity under Stockholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Investor.

5.                  Transfer and Encumbrance. Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or Stockholder’s voting or economic interest therein without Investor’s prior written consent. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void.

6.                  Additional Shares. All shares of Company Common Stock that Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7.                  Waiver of Appraisal and Dissenters' Rights. Stockholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent in connection with the Investment and/or related transactions that Stockholder may have by virtue of ownership of the Shares.

8.                  Termination. This Agreement shall terminate upon the earliest to occur of (a) the closing of the Investment and (b) the date on which the Purchase Agreement is terminated in accordance with its terms.

9.                  Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.

10.              Entire Agreement. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

11.              Notices. All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to Investor:

Abeja Ventures, LLC

5661 N. Calle Mayapan

Tucson, Arizona 85718

Attention: Lawrence Mehren

with a copy (which shall not constitute notice) to:

Snell & Wilmer L.L.P.

One Arizona Center

Phoenix, Arizona 85004

Facsimile: (602) 382-6070

Attention: Daniel M. Mahoney, Esq.

If to Stockholder, to the address or facsimile number set forth for Stockholder on the signature page hereof.

12.	Miscellaneous.

(a)                This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona without giving effect to any choice or conflict of law principles or rules.

(b)               Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Superior Court in Maricopa County, Arizona, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the District Court of Arizona. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts.

(c)                EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(d)               If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e)                This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f)                Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

(g)                All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h)               Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that Investor may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Any assignment contrary to the provisions of this Section 12(h) shall be null and void.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

INVESTOR: ABEJA VENTURES, LLC
By: /s/ Lawrence Mehren Name: Lawrence Mehren Its: Manager
STOCKHOLDER:
[See Schedule of Signatories]

SCHEDULE OF SIGNATORIES TO VOTING AGREEMENT

Name of Stockholder	No. Shares	No. Options
Kenneth Bennington, as trustee for the Thomas V. Geimer Deferred Compensation Rabbi Trust	1,129,110	-
A. Alexander Arnold III	793,000	-
W. Peterson Nelson	175,000	-
David C. Wilhelm, as trustee of the Jean C. Wilhelm Trust	148,925	-
George F. Wood	380,906	-
John D. Kucera	28,500	40,000
Dr. Joseph Matarazzo	500,000	157,000
Charles Gerretson	115,500	30,000
Thomas V. Geimer	238,890	200,000
Totals	3,509,831	427,000